

MAIL STOP 3561

July 2, 2009

Mr. Jack Amin, CEO and CFO
Amexdrug Corporation
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

      Re: Amexdrug Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed on April 13, 2009

              Form 10-Q for the Quarterly Period Ended March 31, 2009
              Filed on May 14, 2009
              File No. 0-7473

Dear Mr. Amin:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with other comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>Item 1. Business, page 3</u>

<u>Dependence on major customers, page 13</u>

1. We note that purchases from two suppliers accounted for 75% and 21% of total purchases, respectively, during the year ended December 31, 2008. Purchases from the same suppliers accounted for 65% and 19% of total purchases, respectively, during the year ended December 31, 2007. We note also the statement that, "…the loss of our largest supplier could have a potential negative effect upon our future operations." In future annual reports, please name your principal suppliers. See Item 101(h)(4) of Regulation S-K. In addition, in your next periodic report, please provide as an exhibit any material contract, in its entirety, upon which your business is substantially dependent, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Dependence on major customers, page 13</u>

2. Similarly, we note that two customers accounted for 10% or more of your sales during the years ended December 31, 2008 and 2007, as well as approximately 30% and 11% of your 2008 sales and 26.4% and 11.8% of your 2007 sales, respectively. In your next periodic report, please provide as an exhibit any material contract, in its entirety, upon which your business is substantially dependent, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

<u>Physical facilities, page 13</u>

3. You describe a new marketing office located in the Philippines. Your website indicates that Dermagen announced a new facility in the Philippines, "which will have production and distribution capability for the South Pacific and South Asian region."   Please explain this apparent inconsistency, and, if appropriate, please amend your annual report to clarify your Philippine office and its current and planned activities.

4. We note that you lease the premises at which you conduct various activities. In your next periodic report, please provide as an exhibit any material leases under which you hold property, or explain why you are not required to file such exhibit. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Item 9A. Controls and Procedures, page 40

Evaluation of Disclosure Controls and Procedures, page 40

5. We note the second through last sentences of the second paragraph, which could
    be understood to qualify or limit a conclusion that disclosure controls and
    procedures are adequate and effective. If you retain those sentences in future
    filings, please also clarify that the disclosure controls and procedures are designed
    to provide reasonable assurance of achieving their objectives and to set forth, if
    true, the conclusions of the principal executive and principal financial officers that
    the controls and procedures are, in fact, effective at the "reasonable assurance"
    level.

Part III

Item 10. Directors, Executive Officers and Corporate Governance, page 41

6. We note that, although you identify Mr. Amin as your CEO and CFO on page 41,
    you also describe his executive positions on pages 41-42 as those of President,
    Secretary and Treasurer. In future filings, please describe his executive positions
    consistently.

Item 13. Certain Relationships and Related Transactions, …., page 47

7. We note your disclosure concerning the $109,202 loan to Amexdrug by the wife
    of your CEO to purchase Dermagen and cover operating expenses. In your next
    periodic report, please provide as an exhibit the document(s) evidencing the loan.
    See Item 601(b)(10) of Regulation S-K.

Exhibits

8. We note that Exhibit 21.1, the list of subsidiaries, incorporates by reference
    Exhibit 21.1 to the 2001 Form 10-KSB filed on April 1, 2002. Because it lists
    only Allied Med as a subsidiary, Exhibit 21.1 is outdated. In other respects also,
    it does not meet the requirements of Item 601(b)(21) of Regulation S-K. Please
    provide an updated exhibit that satisfies such requirements in your next annual
    report on Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibits

9. In future periodic reports, please provide, or incorporate by reference, all documents required by Item 601 of Regulation S-K to be filed as exhibits to those reports. For example, your articles of incorporation and by-laws are required to be filed as exhibits to your Form 10-Q, and we refer to other documents in the preceding comments. Further, in your future filings, please list all required exhibits to such filings. See the Exhibit Table in Item 601 and Item 601(b)(3)(i) and (ii).

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Amexdrug Corporation
        Fax: (310) 855-0477